Exhibit 99.1

China Customer Relations Centers, Inc. Engages Financial and Legal Advisors

TAI’AN, China, November 29, 2018 — China Customer Relations Centers, Inc. (Nasdaq: CCRC) (“CCRC” or the “Company”), a leading call center business process outsourcing (“BPO”) enterprise based in China, today announced that the independent committee (the “Independent Committee”) of the Company’s board of directors (the “Board”) has retained Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor, Sidley Austin LLP as its international legal counsel, and Maples and Calder (Hong Kong) LLP as its British Virgin Islands legal counsel in connection with its review and evaluation of the preliminary non-binding proposal letter dated November 10, 2018 from Mr. Zhili Wang (“Mr.Wang”), the Company’s founder, chairman of the Board and chief executive officer and Guangzhou Cornerstone Asset Management Co., Ltd. (together with Mr. Wang, the “Buyer Group”), to acquire all of the outstanding shares of the Company not already owned by the Buyer Group in a going private transaction (the “Proposal”).

The Company’s directors cautions the Company’s shareholders and others considering trading in the Company’s securities that no decision has been made on the response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Customer Relations Centers, Inc. (http://www.ccrc.com)

China Customer Relations Centers, Inc. (NASDAQ: CCRC) is a leading call center BPO enterprise based in China. CCRC primarily focuses on the complex customer care services, including customer relationship management, technical support, sales, customer relation, marketing surveys and research. CCRC’s service is currently delivered from call centers located at over 25 cities across 14 provinces, autonomous regions and municipalities in China, including Shandong, Jiangsu, Anhui, Hebei, Xinjiang, Guangxi, Jiangxi, Chongqing, Beijing, Henan, Sichuan, Guangdong, Heilongjiang, and Yunnan.

Safe Harbor Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692